Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of June 31, 2022

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Shinhan Financial Group Co., Ltd.(the Company). These financial statements consist of the separate interim statement of financial position of the Company as at June 30, 2022, and the related separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021, and separate interim statements changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 27 of the financial statements. As explained in Note 27, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Company's ability to generate revenue.

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2021, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 3, 2022. The separate statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

August 16, 2022

Seoul, Korea

This report is effective as of August 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(In millions of won)	Note		June 30, 2022 (Unaudited)	December 31, 2021
Assets
Due from banks at amortized cost	4, 5, 25	~~W~~	28,253	44,913
Financial assets at fair value through profit or loss	4, 6, 25		2,036,334	1,617,734
Derivative assets	4, 7		-	17,933
Financial assets at amortized cost	4, 8, 25		3,877,365	3,976,059
Property and equipment	25		6,270	5,098
Intangible assets			5,475	5,499
Investments in subsidiaries	9		30,667,855	30,335,041
Assets held for sale			15,385	15,385
Deferred tax assets			5,364	-
Other assets	4, 8, 25		667,300	798,231
Total assets		~~W~~	37,309,601	36,815,893

Liabilities
Derivative liabilities	4, 7	~~W~~	-	6,263
Borrowings	4, 10		20,000	-
Debt securities issued	4, 11, 25		9,410,933	9,559,553
Net defined benefit liabilities	12		2,595	1,531
Deferred tax liabilities			-	9,151
Other liabilities	4, 25		704,245	834,019
Total liabilities			10,137,773	10,410,517

Equity	13
Capital stock			2,969,641	2,969,641
Hybrid bonds			3,932,822	3,334,531
Capital surplus			11,350,819	11,350,819
Capital adjustments			(45,797)	(45,797)
Accumulated other comprehensive loss			(6,175)	(7,253)
Retained earnings			8,970,518	8,803,435
Total equity			27,171,828	26,405,376
Total liabilities and equity		~~W~~	37,309,601	36,815,893

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2022 and 2021

(In millions of Korean won, except earnings per share data)	Note		June 30, 2022 (Unaudited)		June 30, 2021 (Unaudited)
			Three-month	Six- month	Three-month	Six- month
Interest income	22, 25
Financial assets at amortized cost		~~W~~	20,589	41,198	18,515	35,484
Interest expense	25		(52,935)	(103,481)	(52,814)	(106,094)
Net interest expense	14		(32,346)	(62,283)	(34,299)	(70,610)

Fees and commission income	22, 25		18,816	34,082	15,266	30,522
Fees and commission expense	25		(30)	(161)	(2,008)	(2,105)
Net fees and commission income	15		18,786	33,921	13,258	28,417

Dividend income	16, 22, 25		8,618	1,453,249	200,973	1,571,216
Net gain(loss) on financial assets at fair value through profit	22		(79,002)	(88,858)	2,181	4,718
Net foreign currency transaction gain	22		46,275	60,649	5,109	9,259
Provision for(Reversal of) credit loss allowance	17		825	816	(133)	(495)
General and administrative expenses	18, 25		(33,742)	(61,707)	(27,430)	(53,477)

Operating income(loss)			(70,586)	1,335,787	159,659	1,489,028

Non-operating expense			(361)	(81)	(587)	(643)

Profit (loss) before income tax			(70,947)	1,335,706	159,072	1,488,385

Income tax expense (benefit)	20		(15,013)	(14,924)	1,083	2,347
Profit (loss) for the period			(55,934)	1,350,630	157,989	1,486,038

Other comprehensive income(loss) for the period, net of income tax
Re-measurements of the defined benefit liability			1,078	1,078	153	153

Total comprehensive income (loss) for the period		~~W~~	(54,856)	1,351,708	158,142	1,486,191

Basic and diluted earnings (loss) per share in Korean won	21	~~W~~	(171)	2,401	259	2,686

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2022 and 2021

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	11,351,424	(45,718)	(6,971)	8,608,787	25,057,097
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,486,038	1,486,038
Other comprehensive income for the period		-	-	-	-	153	-	153
		-	-	-	-	153	1,486,038	1,486,191
Transactions with owners:
Annual dividends		-	-	-	-	-	(803,838)	(803,838)
Dividend to hybrid bonds		-	-	-	-	-	(51,287)	(51,287)
Issuance of hybrid bonds		-	1,154,597	-	-	-	-	1,154,597
Acquisition of treasury stock		-	-	-	(79)	-	-	(79)
Others		-	-	(605)	-	-	-	(605)
		-	1,154,597	(605)	(79)	-	(855,125)	298,788
Balance at June 30, 2021 (Unaudited)	~~W~~	2,969,641	3,334,531	11,350,819	(45,797)	(6,818)	9,239,700	26,842,076
Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	11,350,819	(45,797)	(7,253)	8,803,435	26,405,376
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,350,630	1,350,630
Other comprehensive income for the period		-	-	-	-	1,078	-	1,078
		-	-	-	-	1,078	1,350,630	1,351,708
Transactions with owners:
Annual dividends		-	-	-	-	-	(747,705)	(747,705)
Quarterly dividends		-	-	-	-	-	(213,270)	(213,270)
Dividend to hybrid bonds		-	-	-	-	-	(72,243)	(72,243)
Issuance of hybrid bonds		-	598,291	-	-	-	-	598,291
Acquisition of treasury stock		-	-	-	(150,300)	-	-	(150,300)
Retirement of treasury stock		-	-	-	150,300	-	(150,329)	(29)
		-	598,291	-	-	-	(1,183,547)	(585,256)
Balance at June 30, 2022 (Unaudited)	~~W~~	2,969,641	3,932,822	11,350,819	(45,797)	(6,175)	8,970,518	27,171,828

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2022 and 2021

			Six-month period ended June 30
(In millions of won)	Note		2022 (Unaudited)	2021 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	1,335,706	1,488,385
Adjustments for:
Interest income	14		(41,198)	(35,484)
Interest expense	14		103,481	106,094
Dividend income	16		(1,453,249)	(1,571,216)
Net loss(gain) on financial instruments at fair value through profit or loss			96,514	(1,385)
Provision for(reversal of) credit loss allowance	17		(816)	495
Employee costs			3,324	4,546
Depreciation and amortization	18		1,586	1,494
Net foreign currency translation gain			(56,662)	(8,887)
Non-operating expense			59	643
			(1,346,961)	(1,503,700)
Changes in assets and liabilities:
Due from banks			41,000	-
Financial instruments at fair value through profit or loss			(93,185)	(193,833)
Other assets			(50)	(3,777)
Net defined benefit liabilities			1,312	1,325
Other liabilities			(193)	(6,184)
			(51,116)	(202,469)

Interest received			41,258	34,890
Interest paid			(102,129)	(105,126)
Dividend received			1,452,907	1,371,138
Income tax paid			(1,035)	(269)
Net cash inflow from operating activities			1,328,630	1,082,849

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(400,000)	(300,024)
Lending of loans at amortized cost			(180,000)	(822,384)
Collection of loans at amortized cost			410,000	362,000
Acquisition of property and equipment			(2,191)	(1,419)
Proceeds from disposal of property and equipment			-	45
Proceeds from disposal of intangible assets			-	200
Increase in other assets			(320)	(315)
Decrease in other assets			990	-
Acquisition of investments in subsidiaries			(309,783)	(379,858)
Net cash outflow from investing activities			(481,304)	(1,141,755)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (Continued)

For the six-month period ended June 30, 2022 and 2021

			Six-month period ended June 30
(In millions of won)	Note		2022 (Unaudited)	2021 (Unaudited)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	598,291	1,154,597
Issuance of debt securities			890,000	884,000
Repayments of debt securities issued			(1,146,000)	(1,122,000)
Debt securities issuance costs paid			(1,438)	(1,413)
Increase in borrowings			20,000	-
Stock issuance costs paid			-	(605)
Dividends paid			(1,032,715)	(854,703)
Acquisition of treasury stock			(150,300)	(79)
Payment for disposal of treasury stock			(29)	-
Repayments of leased liabilities			(850)	(850)
Net cash inflow(outflow) from financing activities			(823,041)	58,947

Effect on the exchange rate changes of cash equivalents in foreign currency			24	-

Net increase in cash and cash equivalents			24,309	41

Cash and cash equivalents at the beginning of the period	24		3,961	-

Cash and cash equivalents at the end of the period	24	~~W~~	28,270	41

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a)	Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. These separate interim financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements and contains less information than required in the annual separate financial statements. Selective comments include a description of transactions or events that are significant in understanding the changes in the financial position and management performance of the Company that occurred after December 31, 2021.

The separate interim financial statements of the Company are separate financial statements prepared in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’ in which presented on the basis of direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee’s reported performance and net assets.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the separate financial statements as of and for the year ended December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

3. Significant accounting policies

The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2021, except for the following amendments that has been applied for the first time since January 1, 2022 and as described in Note 2(b).

i) Amendments to K-IFRS No. 1103 'Business combination' – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also clarifies that contingent assets should not be recognized at the acquisition date. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) Amendments to K-IFRS No. 1016 ‘Property, Plant and Equipment ' – Proceeds before the intended use

The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iii) Amendments to K-IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iv) Annual Improvements to K-IFRSs 2018-2020 Cycle

For Annual Improvements to K-IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments will not have a significant impact on the separate financial statements.

- K-IFRS No. 1101 ‘First-time Adoption of K-IFRS’ - Subsidiary as a First-time Adopter

- K-IFRS No.1109, ‘Financial Instruments’ – Fees related to 10 percent test for derecognition of financial liabilities

- K-IFRS No.1041, ‘Agriculture’ - Fair value measurement

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”) are exposed to various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the “Group Risk Management Committee”) within the board of directors of the parent company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the parent company performs the risk management and supervision work by assisting the group's chief risk manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by risk type, department, desk, and product.

ii) Risk management framework

ii-1) Risk Capital Management

Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

ii-2) Risk monitoring

The Group proactively, preemptively and periodically review risks that may impact our overall operations, through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the Company any factors that could have a material impact on the group-wide risk management, and the Company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed.

In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

ii-3) Risk review

The risk management departments of all subsidiaries are required to review in advance on matters relating to the adoption of new financial transactions, relating to the entry into new business concerning investment and capital increase, and relating to setting and changing limits. Through these reviews, risk factors are reviewed in advance, reckless promotion of business that may not easily detect risk factors are barred, and reasonable decision-making is supported.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management framework (continued)

ii-3) Risk review (continued)

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

ii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable. After that, the Company has reflected the forward-looking information through regression estimation.

Key macroeconomic variables	Correlation with credit risk
3Y corporate bonds	Positive
GDP growth rate	Negative
Consumer price fluctuation rate	Positive

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on data from the past more than ten years.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Shinhan Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time and considering the distribution of ratings so that the counterparty or exposure is not concentrated on a specific rating.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of June 30, 2022 and December 31, 2021 are as follows:

			June 30, 2022	December 31, 2021
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	28,253	44,913
	Corporations		3,877,365	3,976,059
			3,905,618	4,020,972
Financial assets at fair value through profit or loss			1,152,929	1,053,347
Derivative assets			-	17,933
Other financial assets at amortized cost(*1)(*2)			666,680	797,457
		~~W~~	5,725,227	5,889,709

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are measured as net of allowances.

(*2) Comprise accounts receivable, accrued income, guarantee deposits, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):
Banks	~~W~~	28,273	-	28,273	(20)	28,253
Corporations		3,881,459	-	3,881,459	(4,094)	3,877,365
		3,909,732	-	3,909,732	(4,114)	3,905,618

Other financial assets		667,276	-	667,276	(596)	666,680
	~~W~~	4,577,008	-	4,577,008	(4,710)	4,572,298

		December 31, 2021
		12 months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):
Banks	~~W~~	44,964	-	44,964	(51)	44,913
Corporations		3,980,753	-	3,980,753	(4,694)	3,976,059
		4,025,717	-	4,025,717	(4,745)	4,020,972
Other financial assets		798,238	-	798,238	(781)	797,457
	~~W~~	4,823,955	-	4,823,955	(5,526)	4,818,429

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of June 30, 2022 and December 31, 2021 was classified as Prime. The distinction between Prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

According to the Financial Holding Companies Act, the Company manages liquidity so that the total amount of assets with a residual maturity of less than one month exceeds the total amount of liabilities with a residual maturity of less than one month as of the end of each month.

Contractual maturities for financial instruments as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	-	-	-	20,000	-	-	20,000
Debt securities issued		215,268	143,983	552,614	980,730	6,677,093	1,548,145	10,117,833
Other financial liabilities		25,041	272	808	32,753	123,430	-	182,304
	~~W~~	240,309	144,255	553,422	1,033,483	6,800,523	1,548,145	10,320,137

		December 31, 2021
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Debt securities issued	~~W~~	271,138	261,941	690,765	857,259	6,613,719	1,751,357	10,446,179
Other financial liabilities		19,652	6,619	50,618	17,496	71,899	-	166,284
	~~W~~	290,790	268,560	741,383	874,755	6,685,618	1,751,357	10,612,463
Derivatives
Net and total settlement (*)		-	-	189,391	-	-	-	189,391

(*) This is an agreement related to the acquisition of remaining stake in Shinhan Asset Trust Co., Ltd. (formerly, Asia Trust Co., Ltd.).

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Company uses its judgement to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques; such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

●	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
●	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
●	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,152,929	883,405	2,036,334
		-	1,152,929	883,405	2,036,334

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,053,347	564,387	1,617,734
Derivative assets		-	-	17,933	17,933
		-	1,053,347	582,320	1,635,667
Liabilities
Derivative liabilities		-	-	6,263	6,263

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

		June 30, 2022
		Financial assets measured at FVTPL	Net derivative instruments
			For sale
Beginning balance	~~W~~	564,387	11,670
Recognized in profit or loss		(80,982)	10,578
Acquisition		400,000	-
Purchases/issues		-	(22,248)
Ending balance	~~W~~	883,405	-

		December 31, 2021
		Financial assets measured at FVTPL	Net derivative instruments
			For sale
Beginning balance	~~W~~	101,446	17,259
Recognized in profit or loss		12,917	(5,589)
Acquisition		450,024	-
Ending balance	~~W~~	564,387	11,670

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of June 30, 2022 and December 31, 2021 are as follows:

	Classification	Valuation techniques	Type	Book Value	Inputs
2022	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	1,152,929	Price of underlying assets such as stocks, bonds, etc. and exchange rate.
2021	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	1,053,347	Price of underlying assets such as stocks, bonds, etc. and exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	~~W~~	883,405	Volatility of interest rate	0.11%~1.28%

(*) It is calculated by applying the Hull-White model method.

	December 31, 2021
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	~~W~~	564,387	Volatility of interest rate	24.84%~58.39%
Derivative assets	Binomial model	Equity securities		17,933	Volatility of underlying assets	28.93%
				582,320
Financial liabilities
Derivative liabilities	Binomial model	Equity securities	~~W~~	6,263	Volatility of underlying assets	28.93%

(*) It is calculated by applying the Hull-White model method.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of June 30, 2022 and December 31, 2021 are as follows:

			June 30, 2022
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	~~W~~	2,810	(3,546)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

			December 31, 2021
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable Change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	~~W~~	-	-
	Derivative assets		1,055	(1,010)
		~~W~~	1,055	(1,010)
Financial assets measured at FVTPL(*)	Derivative liabilities		1,009	(1,052)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks at amortized cost

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans at amortized cost	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022		December 31, 2021
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	28,253	28,253	44,913	44,913
Loans at amortized cost		3,877,365	3,605,648	3,976,059	3,919,642
Other financial assets		666,680	666,680	797,457	797,457
	~~W~~	4,572,298	4,300,581	4,818,429	4,762,012
Liabilities: Borrowings	~~W~~	20,000	19,628	-	-
Debt securities issued		9,410,933	8,939,374	9,559,553	9,521,560
Other financial liabilities		219,923	219,923	203,350	203,350
	~~W~~	9,650,856	9,178,925	9,762,903	9,724,910

ii-3)The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	28,250	3	-	28,253
Loans at amortized cost		-	-	3,605,648	3,605,648
Other financial assets		-	-	666,680	666,680
	~~W~~	28,250	3	4,272,328	4,300,581
Liabilities: Borrowings	~~W~~	-	19,628	-	19,628
Debt securities issued		-	8,939,374	-	8,939,374
Other financial liabilities		-	-	219,923	219,923
	~~W~~	-	8,959,002	219,923	9,178,925

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	3,910	41,003	-	44,913
Loans at amortized cost		-	-	3,919,642	3,919,642
Other financial assets		-	-	797,457	797,457
	~~W~~	3,910	41,003	4,717,099	4,762,012
Liabilities:
Debt securities issued	~~W~~	-	9,521,560	-	9,521,560
Other financial liabilities		-	-	203,350	203,350
	~~W~~	-	9,521,560	203,350	9,724,910

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of June 30, 2022 and December 31, 2021 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	June 30, 2022
	Valuation technique		Fair value	Inputs
Assets:
Deposits at amortized cost	DCF	~~W~~	3	Discount rate Exchange rate
Loans at amortized cost	“		3,605,648	Discount rate Exchange rate
Other financial assets	“		666,680	Discount rate Exchange rate
		~~W~~	4,272,331
Liabilities:
Borrowings	DCF	~~W~~	19,628	Discount rate
Debt securities issued	“		8,939,374	Discount rate Exchange rate
Other financial liabilities	“		219,923	Discount rate Exchange rate
		~~W~~	9,178,925

	December 31, 2021
	Valuation technique		Fair value	Inputs
Assets:
Deposits at amortized cost	DCF	~~W~~	41,003	Discount rate Exchange rate
Loans at amortized cost	“		3,919,642	Discount rate Exchange rate
Other financial assets	“		797,457	Discount rate Exchange rate
		~~W~~	4,758,102
Liabilities:
Debt securities issued	DCF	~~W~~	9,521,560	Discount rate Exchange rate
Other financial liabilities	“		203,350	Discount rate Exchange rate
		~~W~~	9,724,910

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	28,253	-	-
Financial assets at fair value through profit or loss		2,036,334	-	-	-
Loans at amortized cost		-	3,877,365	-	-
Other financial assets		-	666,680	-	-
	~~W~~	2,036,334	4,572,298	-	-
Liabilities:
Borrowings	~~W~~	-	-	-	20,000
Debt securities issued		-	-	-	9,410,933
Other financial liabilities		-	-	-	219,923
	~~W~~	-	-	-	9,650,856

		December 31, 2021
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	44,913	-	-
Financial assets at fair value through profit or loss		1,617,734	-	-	-
Derivative assets		17,933	-	-	-
Loans at amortized cost		-	3,976,059	-	-
Other financial assets		-	797,457	-	-
	~~W~~	1,635,667	4,818,429	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	6,263	-
Debt securities issued		-	-	-	9,559,553
Other financial liabilities		-	-	-	203,350
	~~W~~	-	-	6,263	9,762,903

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

5. Restricted due from banks

Restricted guaranteed deposits on bank accounts as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022	December 31, 2021
Overdraft deposit	~~W~~	3	3
Escrow account (*)		-	41,000
	~~W~~	3	41,003

(*) This amount is related to the share purchase of Shinhan EZ General Insurance Ltd. (formerly, BNP Paribas Cardif General Insurance) (Note 9).

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022	December 31, 2021
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	1,067,292	956,755
Beneficiary certificates in foreign currency		85,637	96,592
		1,152,929	1,053,347
Hybrid Bonds
Hybrid Bonds in Korean won		600,375	247,182
Hybrid Bonds in foreign currency		283,030	317,205
	~~W~~	883,405	564,387
		2,036,334	1,617,734

7. Derivatives

(a) Details of the outstanding contract amount of derivatives held as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022	December 31, 2021
Equity related:
Over the counter:
Equity options	~~W~~	-	189,391

(b) The notional amounts and fair values of derivatives as of June 30, 2022 and December 31, 2021are as follows:

		June 30, 2022		December 31, 2021
		Assets	Liabilities	Assets	Liabilities
Equity related:
Over the counter:
Equity options	~~W~~	-	-	17,933	6,263

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

8. Financial assets at amortized cost

(a) Loans at amortized cost as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022	December 31, 2021
Corporate loans	~~W~~	3,881,459	3,980,753
Less: allowance		(4,094)	(4,694)
	~~W~~	3,877,365	3,976,059

(b) Changes in financial assets at amortized cost and other assets for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

		June 30, 2022
		Loans at amortized cost			Other assets
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	3,980,753	-	-	843,202	-	-	4,823,955
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Execution		180,000	-	-	-	-	-	180,000
Collection		(410,000)	-	-	-	-	-	(410,000)
Others (*)		130,706	-	-	(147,653)	-	-	(16,947)
Ending balance	~~W~~	3,881,459	-	-	695,549	-	-	4,577,008

(*) Amounts due to changes in dividend receivables of subsidiaries, changes in consolidated tax receivables, increase in accrued income, exchange rate fluctuations and etc.

		December 31, 2021
		Loans at amortized cost			Other assets
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	3,220,856	-	-	434,327	-	-	3,655,183
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Execution		1,029,384	-	-	-	-	-	1,029,384
Collection		(380,000)	-	-	-	-	-	(380,000)
Others (*)		110,513	-	-	408,875	-	-	519,388
Ending balance	~~W~~	3,980,753	-	-	843,202	-	-	4,823,955

(*) Amounts due to changes in dividend receivables of subsidiaries, changes in consolidated tax receivables, increase in accrued income, exchange rate fluctuations and etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

8. Loans at amortized cost (continued)

(c) Changes in allowances for financial assets at amortized cost and other assets for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

		June 30, 2022
		Loans at amortized cost			Other assets
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	4,694	-	-	832	-	-	5,526
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversed		(600)	-	-	(216)	-	-	(816)
Ending balance	~~W~~	4,094	-	-	616	-	-	4,710

		December 31, 2021
		Loans at amortized cost			Other assets
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	2,401	-	-	257	-	-	2,658
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision		2,293	-	-	575	-	-	2,868
Ending allowance	~~W~~	4,694	-	-	832	-	-	5,526

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

9. Investments in subsidiaries

Investments in subsidiaries as of June 30, 2022 and December 31, 2021 are as follows:

			June 30, 2022			December 31, 2021
Investees	Country	Reporting date	Ownership (%)		Carrying value	Ownership (%)		Carrying value
Shinhan Bank	Korea	December 31	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd	Korea	December 31	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp	Korea	December 31	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd	Korea	December 31	100.0		4,204,544	100.0		4,204,544
Shinhan Capital Co., Ltd	Korea	December 31	100.0		558,921	100.0		558,921
Shinhan Asset Management Co., Ltd(*1)	Korea	December 31	100.0		326,206	100.0		291,419
Shinhan Alternative Investment1 Management Inc(*1)	Korea	December 31	-		-	100.0		34,787
Jeju Bank	Korea	December 31	75.3		179,643	75.3		179,643
Shinhan Savings Bank(*2)	Korea	December 31	100.0		157,065	100.0		107,065
Shinhan Asset Trust Co. Ltd(*3)	Korea	December 31	100.0		431,092	60.0		190,378
Shinhan DS	Korea	December 31	100.0		23,026	100.0		23,026
Shinhan AITAS Co., Ltd	Korea	December 31	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	Korea	December 31	100.0		30,000	100.0		30,000
Shinhan AI Co., Ltd	Korea	December 31	100.0		42,000	100.0		42,000
Shinhan Venture Investment Co, Ltd	Korea	December 31	100.0		75,840	100.0		75,840
Shinhan EZ General Insurance, Ltd.(*4)	Korea	December 31	94.54		42,100	-		-
SHC Management Co., Ltd	Korea	December 31	100.0		8,655	100.0		8,655
				~~W~~	30,667,855		~~W~~	30,335,041

(*1) Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. merged on January 5, 2022. The company name after the merger is Shinhan Asset Management Co., Ltd.

(*2) Shinhan Savings Bank had made a capital increase as of June 30, 2022.

(*3) The Company has acquired remaining shares of Asia Trust Co. Ltd during the period, and Asia Trust Co. Ltd became its wholly-owned subsidiary. Asia Trust Co. Ltd has changed its name to Shinhan Asset Trust Co. Ltd.

(*4) During the period, the Company has acquired 94.54% shares of BNP Paribas Cardiff General Insurance (7,230,174 common shares). BNP Paribas Cardiff General Insurance became a subsidiary of the Company, and changed its name to Shinhan EZ General Insurance, Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

10. Borrowings

Borrowings as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022			December 31, 2021
	Interest rate (%)		Amount	Interest rate (%)		Amount
Borrowings in won	2.25%	~~W~~	20,000	-	~~W~~	-

11. Debt securities issued

Debt securities issued as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022			December 31, 2021
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	1.17 ~ 3.81	~~W~~	7,780,000	1.17 ~ 3.33	~~W~~	8,036,000
Subordinated debt securities issued	3.44		350,000	3.44		350,000
Discount			(6,844)			(6,818)
			8,123,156			8,379,182
Debt securities issued in foreign currency :
Debt securities issued	1.37		646,450	1.37		592,750
Subordinated debt securities issued	3.34		646,450	3.34		592,750
Discount			(5,123)			(5,129)
			1,287,777			1,180,371
		~~W~~	9,410,933		~~W~~	9,559,553

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

12. Net defined benefit liabilities

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022	December 31, 2021
Present value of defined benefit obligations	~~W~~	22,555	21,915
Fair value of plan assets		(19,960)	(20,384)
Recognized liabilities for defined benefit obligations	~~W~~	2,595	1,531

(b) Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
		Three-month	Six- month	Three-month	Six- month
Current service costs	~~W~~	664	1,213	536	1,101
Net interest expense on the net defined benefit liabilities		3	26	11	45
	~~W~~	667	1,239	547	1,146

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

13. Equity

(a) Equity as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022	December 31, 2021
Capital stock
Common stock	~~W~~	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641

Hybrid bonds		3,932,822	3,334,531

Capital surplus
Share premium		11,350,819	11,350,819
		11,350,819	11,350,819

Capital adjustments		(45,797)	(45,797)

Accumulated other comprehensive loss		(6,175)	(7,253)
Retained earnings
Legal reserve(*)		2,573,434	2,432,039
Regulatory reserve for loan losses		18,524	15,552
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,376,560	6,353,844
		8,970,518	8,803,435
	~~W~~	27,171,828	26,405,376

(*) Legal reserve is restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

13. Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative, participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of June 30, 2022 and December 31, 2021 are as follows:

	Issue date	Maturity date	Interest rate (%)		June 30, 2022	December 31, 2021
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	3.77		134,683	134,683
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.08		134,678	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	4.15		398,679	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021 January 25, 2022 January 25, 2022	Perpetual bond	3.30 3.90 4.00		169,581 560,438 37,853	169,581 - -
		Perpetual bond
		Perpetual bond
Hybrid bonds in USD	August 13, 2018	Perpetual bond	5.88		559,526	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	3,932,822	3,334,531

(*) For the six-month period ended June 30, 2022, the deduction for capital related to hybrid bond issued is ~~W~~1,709 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition.

(d) Capital adjustments

Changes in accumulated capital adjustments for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

		June 30, 2022	December 31, 2021
Beginning balance	~~W~~	(45,797)	(45,718)
Acquisition of treasury stock		(150,300)	(79)
Retirement of treasury stock		150,300	-
Ending balance	~~W~~	(45,797)	(45,797)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

13. Equity (continued)

(e) Changes in accumulated other comprehensive loss for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

		June 30, 2022	December 31, 2021
Beginning balance	~~W~~	(7,253)	(6,971)
Remeasurement of the defined benefit liabilities		1,487	(389)
Tax effect		(409)	107
Ending balance	~~W~~	(6,175)	(7,253)

(f) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses as of June 30, 2022 and December 31, 2021 are as follows

		June 30, 2022	December 31, 2021
Beginning balance	~~W~~	18,524	15,552
Provision for(reversal of) regulatory reserve for loan loss		(416)	2,972
Ending balance	~~W~~	18,108	18,524

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for the six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022	June 30, 2021
Profit for the period	~~W~~	1,350,630	1,486,038
Provision for(reversal of) regulatory reserve for loan loss		416	(3,796)
Profit for the period adjusted for regulatory reserve	~~W~~	1,351,046	1,482,242
Basic and diluted earnings per share in won factoring in regulatory reserve(*)	~~W~~	2,402	2,679

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won, except per share data)

13. Equity (continued)

(g) Treasury stock

The acquisition of treasury stock for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

		June 30, 2022
		Beginning balance	Acquisition(*)	Disposal	Retirement(*)	Ending balance
The number of shares		6,352 shares	3,665,423 shares	-	(3,665,423) shares	6,352 shares
Carrying value	~~W~~	227	150,300	-	(150,300)	227

(*) For the six-month period ended June 30, 2022, the Company has acquired treasury stocks for the retirement of treasury stock and the treasury stocks have been retired as of April 25, 2022.

		December 31, 2021
		Beginning balance	Acquisition(*)	Disposal	Retirement	Ending balance
The number of shares		3,926 shares	2,426 shares	-	-	6,352 shares
Carrying value	~~W~~	148	79	-	-	227

(*) The Company reacquired treasury stock that occurred during the stock exchange with Shinhan Venture Investment Co., Ltd

(h) Dividends

The details of dividends paid by the resolution of the 21st annual shareholders' meeting are as follows:

		June 30, 2022
Common stock (~~W~~1,400 per share)	~~W~~	723,230
Convertible preferred stock (~~W~~1,400 per share)		24,475
	~~W~~	747,705

Dividends paid by the Company for the six-month period ended June 30, 2022 are as follows:

		Dividend base date
		March 31, 2022
Common stock (~~W~~400 per share)	~~W~~	206,277
Convertible preferred stock (~~W~~400 per share)		6,993
	~~W~~	213,270

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

14. Net interest expense

Net interest expense for the three-month and six-month periodsended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
Interest income:		Three-month	Six- month	Three-month	Six- month
Due from banks at amortized cost	~~W~~	6	57	8	30
Loans at amortized cost		20,528	41,016	18,478	35,394
Others		55	125	29	60
		20,589	41,198	18,515	35,484
Interest expense:
Borrowings		(112)	(181)	-	-
Debt securities issued		(52,811)	(103,277)	(52,807)	(106,080)
Others		(12)	(23)	(7)	(14)
		(52,935)	(103,481)	(52,814)	(106,094)
Net interest expense	~~W~~	(32,346)	(62,283)	(34,299)	(70,610)

15. Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
		Three-month	Six- month	Three-month	Six- month
Fees and commission income:
Royalty	~~W~~	18,813	34,074	15,262	30,517
Other		3	8	4	5
		18,816	34,082	15,266	30,522
Fees and commission expense:
Others		(30)	(161)	(2,008)	(2,105)
Net fees and commission income	~~W~~	18,786	33,921	13,258	28,417

16. Dividend income

Dividends income for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
		Three-month	Six-month	Three-month	Six- month
Dividend from subsidiaries	~~W~~	-	1,439,500	200,080	1,569,438
Dividend income from hybrid bond		8,618	13,749	893	1,778
	~~W~~	8,618	1,453,249	200,973	1,571,216

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

17. Provision for(reversal of) credit losses allowance

Provision for(reversal of) credit losses allowance for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
		Three-month	Six-month	Three-month	Six- month
Provision for(reversal of) credit losses allowance	~~W~~	(825)	(816)	133	495

18. General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
		Three-month	Six-month	Three-month	Six-month
Salaries:
Salary expenses and bonuses	~~W~~	9,499	22,212	10,011	20,270
Severance benefits		667	1,239	547	1,146
Rent		214	426	227	466
Lease		60	112	45	785
Entertainment		619	1,188	507	1,018
Depreciation		808	1,562	743	1,465
Amortization		13	24	14	28
Taxes and dues		175	457	224	475
Advertising		12,405	20,323	9,719	17,499
Others		9,282	14,164	5,393	10,325
	~~W~~	33,742	61,707	27,430	53,477

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won, except per share data)

19. Share-based payments

(a) Performance shares granted as of June 30, 2022 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at June 30, 2022	196,034	2,418,330

Fair value per share in Korean won (*)	~~W~~40,580, ~~W~~44,222, ~~W~~33,122 and ~~W~~37,387 for the expiration of exercising period from 2018 to 2021	~~W~~37,050

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won, except per share data)

19. Share-based payments (continued)

(b) Share-based compensation costs

The share-based compensation costs recognized by the Company during six-month period ended June 30, 2022 and 2021 are as follows:

		June 30, 2022
		Employees of Shinhan Financial Group	Employees of Subsidiaries	Total
Performance shares	~~W~~	2,111	16,882	18,993

		June 30, 2021
		Employees of Shinhan Financial Group	Employees of Subsidiaries	Total
Stock options granted 7th	~~W~~	-	(1)	(1)
Performance shares		3,416	25,929	29,345
	~~W~~	3,416	25,928	29,344

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won, except per share data)

19. Share-based payments (continued)

(c) Accrued expense

In accordance with the share-based compensation agreements by the Company, accrued expenses as of June 30, 2022 and December 31, 2021 are as follows.

		June 30, 2022
		Accrued expense
		Employees of Shinhan Financial Group	Employees of Subsidiaries(*)	Total
Performance shares	~~W~~	11,697	85,287	96,984

(*) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of June 30, 2022, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~85,287 million.

		December 31, 2021
		Accrued expense (*1)
		Employees of Shinhan Financial Group	Employees of Subsidiaries (*2)	Total
Performance shares	~~W~~	10,598	82,498	93,096

(*1) All stock options at the end of the previous term have expired.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2021, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~ 82,498 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won, except per share data)

20. Income taxes

Income tax expense(income) for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
		Three- month	Six- month	Three- month	Six- month
Current income tax expense	~~W~~	-	-	(114)	(6)
Temporary differences		(14,604)	(14,515)	1,255	2,411
Income tax recognized directly in equity		(409)	(409)	(58)	(58)
Income tax expense(benefit)	~~W~~	(15,013)	(14,924)	1,083	2,347

21. Earnings(loss) per share

Basic and diluted earnings(loss) per share for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
		Three- month	Six- month	Three- month	Six- month
Net profit (loss) for the period	~~W~~	(55,934)	1,350,630	157,989	1,486,038
Less:
Dividends to hybrid bonds		(34,852)	(72,243)	(19,825)	(51,287)
Net profit (loss) available for common stock	~~W~~	(90,786)	1,278,387	138,164	1,434,751

Weighted average number of common stocks outstanding (*)		530,657,929	532,347,181	534,075,204	534,075,525
Basic and diluted earnings (loss) per share in Korean won	~~W~~	(171)	2,401	259	2,686

(*) The number of common stocks issued is 512,934,131, and the above weighted average number of common stocks outstanding are calculated by reflecting 3,665,423 treasury stocks acquired and retired for the six-month period ended June 30, 2022 and 17,482,000 convertible preferred shares issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

22. Operating revenue

Operating revenue for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
		Three- month	Six- month	Three- month	Six- month
Dividend income	~~W~~	8,618	1,453,249	200,973	1,571,216
Fees and commission income		18,816	34,082	15,266	30,522
Interest income		20,589	41,198	18,515	35,484
Gain on financial assets at fair value through profit or loss		15,950	20,861	3,669	6,391
Gain on foreign currency transaction		129,006	168,833	7,577	57,386
	~~W~~	192,979	1,718,223	246,000	1,700,999

23. Commitments and contingencies

(a) Commitments

As of June 30, 2022, the Company has a borrowing limit agreement for ~~W~~100 billion with the Korea Development Bank, and there is no amount executed.

(b) Assets held for sale.

The Company reclassified investments in subsidiaries to assets held for sale, where the sale is expected to occur in short period of time, for ~~W~~ 15,385 million as of June 30, 2022 (Note 26).

(c) Contingencies

As of June 30, 2022, there is one lawsuit (10 million won in litigation) pending as a defendant. The results of the lawsuit are not expected to have a significant impact on the financial statements, but additional losses may occur.

24. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022	December 31, 2021
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	28,270	3,961

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

24. Statement of cash flows (continued)

(b) Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2022	~~W~~	-	9,559,553	1,903	9,561,456
Changes from cash flows		20,000	(257,438)	(850)	(238,288)
Changes from non-cash flows:
Amortization of discount on debt securities		-	1,844	23	1,867
Foreign currency difference		-	106,974	-	106,974
Changes from others:		-	-	685	685
Balance at June 30, 2022	~~W~~	20,000	9,410,933	1,761	9,432,694

		June 30, 2021
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2021	~~W~~	-	9,920,059	1,665	9,921,724
Changes from cash flows		-	(239,413)	(850)	(240,263)
Changes from non-cash flows:
Amortization of discount on debt securities		-	1,863	14	1,877
Foreign currency difference		-	41,803	-	41,803
Changes from others:		-	-	928	928
Balance at June 30, 2021	~~W~~	-	9,724,312	1,757	9,726,069

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

25. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of related parties in accordance with K-IFRS No.1024, and discloses the amount of transactions between the Company and related parties and the balance of receivables and payables. For details of subsidiaries, refer to 'Note 9'.

(a) Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

Related party	Account		June 30, 2021		June 30, 2020
			Three- month	Six- month	Three- month	Six- month
Revenue:
Shinhan Bank	Interest income	~~W~~	54	125	33	59
	Fees and commission income		11,232	20,841	9,609	19,218
	Dividend income		-	900,000	-	770,000
	Reversal of credit losses		-	-	5	5
Shinhan Card Co., Ltd.	Interest income		10,889	22,109	9,719	19,520
	Fees and commission income		4,060	7,124	3,063	6,127
	Dividend income		3,971	342,245	-	394,287
	Other non-operating income		-	86	-	-
Shinhan Investment Corp.	Interest income		4,812	9,367	4,285	8,475
	Fees and commission income		1,434	2,553	1,118	2,237
	Dividend income		2,483	104,835	-	7,391
Shinhan Life Insurance Co., Ltd.	Fees and commission income		846	1,692	598	1,195
	Dividend income		-	-	-	50,000
Shinhan Capital Co., Ltd.	Interest income		3,501	6,976	3,006	5,002
	Fees and commission income		642	944	301	603
	Dividend income		2,165	45,499	892	25,836
Jeju Bank	Fees and commission income		61	115	54	108
	Dividend income		-	2,420	-	2,420
Shinhan Credit Information Co., Ltd.	Fees and commission income		2	2	1	1
Shinhan Alternative Investment Management Inc.(*1)	Interest income		-	-	133	277
	Fees and commission income		-	-	7	15
	Reversal of credit losses		-	-	-	10
Shinhan Asset Management Co., Ltd.	Interest income		133	267	-	-
	Fees and commission income		116	194	70	134
	Dividend income		-	53,000	-	-
	Reversal of credit losses		192	267	-	-
Shinhan DS	Interest income		115	229	129	258
	Fees and commission income		5	10	5	9
	Reversal of credit losses		-	-	90	90
Shinhan AITAS Co., Ltd.	Fees and commission income		40	65	25	50
	Dividend income		-	5,251	-	4,682
Shinhan Savings Bank	Interest income		930	1,876	899	1,570
	Fees and commission income		101	177	75	150
	Dividend income		-	-	-	5,000
Shinhan REITS management	Fees and commission income		23	42	19	38
	Reversal of credit losses		-	-	1	1
Orange Life Insurance Co., Ltd.(*2)	Fees and commission income		-	-	248	497
	Dividend income		-	-	200,080	311,600
Shinhan Asset Trust Co. Ltd.	Fees and commission income		214	282	68	136
	Reversal of credit losses		2	1	-	-
Shinhan Venture Investment Co., Ltd.	Interest income		156	249	14	22
	Fees and commission income		38	39	3	3
	Reversal of credit losses		18	14	-	-
		~~W~~	48,235	1,528,896	234,550	1,637,026

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

25. Related party transactions (continued)

(a) Significant transactions with the related parties for the six-month period ended June 30, 2022 and 2021 are as follows (continued):

Related party	Account		June 30, 2022		June 30, 2021
			Three-month	Six- month	Three-month	Six- month
Expense:
Shinhan Bank	Interest expenses	~~W~~	4	9	2	5
	General and administrative expenses		306	633	266	533
	Provision for credit losses		(38)	50	(40)	-
Shinhan Card Co., Ltd.	Interest expenses		2	2	-	1
	General and administrative expenses		16	32	17	35
	Provision for credit losses		541	460	39	65
Shinhan Investment Corp.	Interest expenses		42	85	40	95
	Fee expenses(*3)		226	300	-	-
	Provision for credit losses		151	172	(30)	53
Shinhan Life Insurance Co., Ltd.	Interest expenses		5	222	-	-
	Provision for credit losses		1	1	(2)	-
Shinhan Capital Co., Ltd.	Provision for credit losses		94	129	129	239
Shinhan Credit Information Co., Ltd	Provision for credit losses		-	-	1	1
Shinhan Alternative Investment Management Inc.(*1)	Provision for credit losses		-	-	-	-
Shinhan DS	General and administrative expenses		388	739	377	855
	Provision for credit losses		72	58	(8)	-
Shinhan Savings Bank	Provision for credit losses		211	222	139	145
Shinhan REITs Management Co., Ltd	Provision for credit losses		2	3	(1)	-
Orange Life Insurance, Ltd.(*2)	Interest expenses		-	-	334	665
	Provision for credit losses		-	-	-	6
Shinhan AI Co., Ltd.	General and administrative expenses		10	20	34	69
	Provision for credit losses		-	1	1	2
Shinhan Venture Investment Co., Ltd.	Provision for credit losses		-	-	-	89
		~~W~~	2,033	3,138	1,298	2,858

(*1) It is a transaction of Shinhan Alternative Investment Management Inc before the merger.

(*2) It is a transaction of Orange Life Insurance, Ltd. before the merger.

(*3) It is related to an equity transaction and has been directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

25. Related party transactions (continued)

(b) Significant balances with the related parties as of June 30, 2022 and December 31, 2021 are as follows:

Related party	Account		June 30, 2022	December 31, 2021

Assets:
Shinhan Bank	Due from banks	~~W~~	28,253	3,913
	Property and equipment		612	1,240
	Other assets		354,988	323,796
Shinhan Card Co.,Ltd.	Financial assets at fair value through profit or loss (*1)		368,605	-
	Loans		2,035,947	2,189,765
	Reserve for loan losses		(1,417)	(1,817)
	Property and equipment		161	82
	Other assets		154,150	202,664
Shinhan Investment Corp.	Financial assets at fair value through profit or loss (*1)		283,029	317,204
	Loans		758,932	695,889
	Reserve for loan losses		(758)	(802)
	Other assets		64,406	166,409
Shinhan Life Insurance Co., Ltd.	Other assets		7,499	7,501
Shinhan Capital Co.,Ltd.	Financial assets at fair value through profit or loss (*1)		231,771	247,182
	Loans		838,580	817,100
	Reserve for loan losses		(837)	(942)
	Other assets		56,806	70,188
Shinhan Asset Management Co., Ltd.	Loans		38,000	-
	Reserve for loan losses		(333)	-
	Other assets		6,827	2,015
Jeju Bank	Other assets		2,457	2,420
Shinhan Credit Information Co., Ltd.	Other assets		1,024	1,178
Shinhan DS	Loans		20,000	24,000
	Reserve for loan losses		(85)	(143)
	Property and equipment		677	570
	Other assets		2,838	2,013

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

25. Related party transactions (continued)

(b) Significant balances with the related parties as of June 30, 2022 and December 31, 2021 are as follows (continued):

Related party	Account		June 30, 2022	December 31, 2021
Assets:
Shinhan AITAS Co., Ltd.	Other assets		834	891
Shinhan Savings Bank	Loans		150,000	200,000
	Reserve for loan losses		(637)	(859)
	Other assets		9,243	9,085
Shinhan Asset Trust Co. Ltd	Other assets		723	439
Shinhan REITS management	Other assets		1,050	1,821
Shinhan A.I. Co.Ltd	Other assets		243	315
Shinhan Venture Investment Co, Ltd	Loans		40,000	16,000
	Reserve for loan losses		(28)	(13)
	Other assets		602	1,444
Shinhan Alternative Investment Management Inc(*2)	Loans		-	38,000
	Reserve for loan losses		-	(118)
	Other assets		-	2,187
		~~W~~	5,454,162	5,340,617

Liabilities:
Shinhan Bank	Other liabilities	~~W~~	5,968	3,487
Shinhan Card Co., Ltd.	Other liabilities		1,142	616
Shinhan Investment Corp.	Other liabilities		514	89
Shinhan Life Insurance Co., Ltd.	Debt security issued in won		30,000	50,000
〃	Other liabilities		59,123	47,758
Shinhan Capital Co., Ltd.	Other liabilities		8	1
Shinhan DS	Other liabilities		484	9
Shinhan Savings Bank	Other liabilities		135	55
Shinhan Venture Investment Co., Ltd.	Other liabilities		63	24
		~~W~~	97,437	102,039

(*1) It is the carrying amount for the purchase of hybrid bond.

(*2) It is the balance with Shinhan Alternative Investment Management Inc. before the merger.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

25. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of June 30, 2022 and December 31, 2021 are as follows:

Related parties		June 30, 2022	December 31, 2021
Right-of-use assets
Shinhan Bank	~~W~~	612	1,240
Shinhan Card Co., Ltd.		161	82
	~~W~~	773	1,322

Lease liabilities
Shinhan Bank	~~W~~	492	977
Shinhan Card Co., Ltd.		165	88
	~~W~~	657	1,065

(d) Fund transaction

Major fund transactions with related parties for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

		June 30, 2022
		Beginning balance	Lending	Purchase	Collection	Others(*1)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,189,765	100,000	400,000	(300,000)	14,787	2,404,552
Shinhan Investment Corp.		1,013,093	-	-	-	28,869	1,041,962
Shinhan Capital Co., Ltd.		1,064,283	-	-	-	6,068	1,070,351
Shinhan Asset Management Co., Ltd.(*2)		38,000	-	-	-	-	38,000
Shinhan Savings Bank		200,000	-	-	(50,000)	-	150,000
Shinhan DS		24,000	20,000	-	(24,000)	-	20,000
Shinhan Venture Investment Co., Ltd.		16,000	60,000	-	(36,000)	-	40,000
	~~W~~	4,545,141	180,000	400,000	(410,000)	49,724	4,764,865

(*1) Other transactions are the amount due to financial asset evaluation and foreign currency translation.

(*2) This is the loan for Shinhan Alternative Investment Management Inc before the merger.

		June 30, 2021
		Beginning balance	Lending	Purchase	Collection	Others(*)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	1,935,200	513,684	-	(300,000)	40,881	2,189,765
Shinhan Investment Corp.		638,656	-	300,024	-	74,413	1,013,093
Shinhan Capital Co., Ltd.		531,446	374,700	150,000	-	8,137	1,064,283
Shinhan Alternative Investment Management Inc.		43,000	-	-	(5,000)	-	38,000
Shinhan Savings Bank		150,000	100,000	-	(50,000)	-	200,000
Shinhan DS		24,000	-	-	-	-	24,000
Shinhan Venture Investment Co., Ltd.		-	41,000	-	(25,000)	-	16,000
	~~W~~	3,322,302	1,029,384	450,024	(380,000)	123,431	4,545,141

(*) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

25. Related party transactions (continued)

(e) The main investment-related transactions of related parties as of June 30, 2022 and December 31, 2021 are as follows:

Related party		June 30, 2022	December 31, 2021
Shinhan Savings Bank	~~W~~	50,000	-
Shinhan Capital Co., Ltd.		-	150,000
Shinhan DS		-	10,000
Shinhan Asset Management Co., Ltd.(*)		-	20,000
	~~W~~	50,000	180,000

(*) This is the investment-related transaction with Shinhan Alternative Investment Management Inc. before the merger.

(f) Compensation of key management personnel (executives) for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

		June 30, 2022		June 30, 2021
		Three-month	Six- month	Three-month	Six-month
Salaries	~~W~~	1,359	4,082	1,450	3,085
Severance benefits		-	38	23	45
Share-based payment expenses(*)		404	1,591	1,195	2,245
	~~W~~	1,763	5,711	2,668	5,375

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(g) Shinhan Investment Corp., the subsidiary, acquired bonds of ~~W~~2,280 billion, ~~W~~3,150 billion issued by the Company for the six-month periods ended June 30, 2022 and 2021

(h) As of June 30, 2022, the deposit of credit card use provided by Shinhan Card Co., Ltd., a subsidiary company, is ~~W~~ 4,000 million.

26. Events after the reporting period

(a) Quarterly dividend resolution

The Company has decided to pay a quarterly dividend of ~~W~~ 400 per share for common stock and convertible preferred stock by a resolution of the Board of Directors on August 12, 2022. The total amount of dividends is ~~W~~ 212,164 million, and the dividend base date is June 30, 2022.

(b) Disposal of assets classified as held for sale

The Company has sold Shinhan Credit Information Co., Ltd, a subsidiary classified as held for sale as of June 30, 2022, to Shinhan Card Co., Ltd., a subsidiary of the company, on July 28, 2022. The carrying amount of the investment shares of the subsidiary is ~~W~~15,385 million as of June 30, 2022. (Note 23)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021 (Unaudited), and December 31, 2021

(In millions of won)

27. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Company uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 ‘Financial Instruments’, and the default rate as of June 30, 2022 was re-estimated and reflected in the measurement of expected credit loss allowance using the changed forward-looking information on 3Y corporate bonds, GDP growth rate and consumer price fluctuation rate which are major variables for calculating the default rate.

As of June 30, 2022, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Company will continue to monitor the impact of the COVID-19 on the economy.